UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2026

Anuj Sethi
Chief Financial Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272
4th Floor, Udyog Vihar, Phase II
Sector 20, Gurugram-122008
Haryana, India

**Re: Yatra Online, Inc.**
**Form 20-F for the fiscal year ended March 31, 2025**
**Filed July 31, 2025**
**Reponse dated**
**File No. 001-37968**

Dear Anuj Sethi:

We have reviewed your April 6, 2026 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 23, 2026 letter.

<u>Form 20-F for the fiscal year ended March 31, 2025</u>

<u>Item 5. Operating and Financial Review and Prospects</u>
<u>Certain Non-IFRS Measures</u>
<u>Reconciliation of Adjusted (Loss)/Profit, page 112</u>

1. We note your response to comment 3. Question 102.11 of the Corporation Finance Interpretations on Non-GAAP Financial Measures prohibits adjustments to arrive at a non-GAAP measure to be shown net of taxes. We also note the adjustment for the impact of taxes should only represent tax amounts that impact non-GAAP adjustments, not the entire income tax provision. Additionally, your reconciliation begins with profit/(loss) for the period "before taxes" (as per IFRS) rather than profit/(loss) for the period (as per

IFRS), as labeled. Please revise your disclosure to comply with these considerations in your filings.

Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation